TMC BONDS, LLC
SIPC SUPPLEMENTAL REPORT
DECEMBER 31, 2018

Total revenue	$ 58,871,854
Less: Commissions, floor broker and clearance paid to other SIPC members in accordance with securities transactions	6,117,550
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances of commercial paper that mature nine months or less from issuance date.	5,243,291
Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business	10,860
	11,371,701
SIPC net operating revenue	$ 47,500,153
General assessment at .0015	$ 71,250
Less payments made with SIPC-6	37,234
Payments made with SIPC-7, January 29, 2018	$ 34,016



Wagner, Ferber,
Fine & Ackerman PLLC

Certified Public Accountants & Business Advisors

66 South Tyson Avenue
Floral Park, NY 11001

(516) 328-3800
Fax (516) 488-4695

www.wffacpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of TMC Bonds, LLC

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) TMC Bonds, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which TMC Bonds, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii), (the "exemption provisions") and (2) TMC Bonds, LLC stated that TMC Bonds, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. TMC Bonds, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TMC Bonds, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wagner Ferber Fine + Ackerman PLLC

Floral Park, New York
February 28, 2019

New York City Office | 237 West 35th Street | Suite 1001 | New York, NY 10001 | (212) 576-1829 | Fax (212) 564-7530



Wagner, Ferber, Fine & Ackerman PLLC

Certified Public Accountants & Business Advisors

66 South Tyson Avenue
Floral Park, NY 11001

(516) 328-3800
Fax (516) 488-4695

www.wffacpa.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors
of TMC Bonds, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SPIC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by TMC Bonds, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment and Reconciliation (Form SIPC-7) of TMC Bonds, LLC for the year ended December 31, 2018, solely to assist you and SIPC in evaluating TMC Bonds, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). TMC Bonds, LLC's management is responsible for TMC Bonds, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the total revenue amount reported on the Annual Audit Report Form X-17A-5 Part III (Focus Report) for the year ended December 31, 2018, with the total revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers for deducted commissions and clearance paid to other SIPC members, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wagner, Ferber, Fine & Ackerman PLLC

Floral Park, New York
February 28, 2019